[CERUS CORPORATION LETTERHEAD]

July 15, 2009

VIA EDGAR AND FACSIMILE

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 13, 2009

File No. 000-21937

Dear Mr. Buchmiller:

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated June 30, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 13, 2009 (the “Form 10-K”). We note that the Comment Letter was received in response to our previous letter that we submitted on June 5, 2009 in response to the Staff’s comment letter dated May 21, 2009 (the “Staff’s Prior Letter”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 1

1.	We have reviewed your response to comment 1 of our letter dated May 21, 2009. In your future filings, as applicable, please include all disclosure that would be material to an investor’s understanding of how your product works, including the material portions of the substantive responses you provided to us in response to comment 1.

Response:

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to include all disclosures that would be material to an investor’s understanding of how our product works, including the material portions of our response to comment 1 of the Staff’s Prior Letter.

2.	We note from your response to prior comment 1 that your proprietary molecule, amotosalen, forms links between secondary and tertiary structures and also forms “mono-adducts” in addition to helical cross-links. We also note from your response to comment 2 that the efficacy of your inactivation system has been tested with “cell-free, cell-associated, and integrated HIV sequences in cell assay systems.” Since we understand that helicases unwind nucleic acid strands very rapidly when in cells, but in test tube experiments the unwinding is much slower, please tell us whether the various linkages formed between amotosalen and nucleic acids have been demonstrated to prevent replication or translation of the genomes or genes of the pathogens you mention throughout your filing in cellular test or in vivo. We note in this regard your disclosure on page 10 of your Form 10-K that “[b]ased on discussions with the FDA and European regulatory authorities, [you] believe that data… from laboratory and animal studies… will be required to demonstrate the system’s efficacy in inactivating pathogens.” Please tell us whether you have conducted any efficacy tests using animals models and the results of those tests, if any, in terms of the efficacy of pathogen inactivation using your system. In this regard, please tell us if there are any reasons to believe that the efficacy results from any animal/in vivo studies you conduct would show different efficacy results as compared to the results from your laboratory/in vitro studies. Also, please tell us why helicase molecules are unable to break the single or cross-links formed between the amotosalen molecules and the nucleic acids when helicases are capable of separating the multiple hydrogen bonds that are typically present between each nucleotide base pair.

Response:

In response to the Staff’s comment, the Company respectfully submits that for every pathogen for which INTERCEPT Blood System has an inactivation claim, the level of inactivation was measured using (a) well-established in vitro cell culture infectivity assays, when such assays were available, or (b) well-established animal infectivity assay systems for pathogens for which no established cell culture assays were available. The in vitro and animal assay systems used in the development of the INTERCEPT Blood Systems have been accepted by regulatory agencies with respect to sensitivity and reproducibility. Both types of assays demonstrated that the psoralen-nucleic acid adducts inhibit replication of the nucleic acid genomes and expression of genes of pathogens for which we have made inactivation claims. Efficacy results of the inactivation of certain pathogens in in vitro testing cannot be directly compared with efficacy results of inactivation of different pathogens in vivo testing. In each case, however, the testing demonstrates inactivation of pathogens to the levels we claim. Furthermore, because of the frequency of the psoralen-nucleic acid covalent chemical bonds formed by the INTERCEPT treatment, and strength of the bonds (discussed below), pathogens inactivated by the INTERCEPT treatment will, according to the science, remain inactivated in the event they are transmitted to a patient through transfusion.

The active chemical agent of the INTERCEPT Blood System for platelets and plasma is amotosalen, a proprietary compound that we have developed. Amotosalen is within a class of compounds known as psoralens. Psoralen chemistry has been studied for decades, including studies by the scientists who founded our company. Numerous scientific publications describe the exact chemical nature of the psoralen-nucleic acid adducts and crosslinking. The adducts between a psoralen molecule and a nucleotide are covalent and stable. They have been shown to be capable of inhibiting the activity of enzymes that are required in replication of a pathogen, including DNA and RNA polymerases and reverse transcriptase.

Helicases are enzymes that are capable of separating strands of a DNA double helix by breaking of hydrogen bonds between annealed nucleotide bases. While helicases can break hydrogen bonds having the bond energy of approximately 1 kcal/mol to 5 kcal/mol, the psoralen-nucleic acid bond is a covalent chemical bond having the bond energy of approximately 100 kcal/mol. In addition, there are four Carbon-Carbon bonds for each psoralen-nucleic acid crosslink. In the many studies we have conducted, we have seen no evidence that helicases can break the covalent bond of the psoralen-nucleic acid crosslink.

3.	We note from bullet point 4 of your response to prior comment 1 that “the INTERCEPT technology does not remove inactivated pathogens,” such as HIV, HBV and HCV, and from bullet point 5, “that for ethical reasons, the Company has not conducted human testing to determine whether an individual who receives a transfusion containing a pathogen that was inactivated by INTERCEPT might show positive results on antibody tests for the pathogen,” and that, although, “[t]the transfusion of blood components treated with the INTERCEPT Blood System would result in such a patient having potential exposure to only a very small inoculum of inactivated viruses” “[s]uch levels of inoculum would be very much below the titers anticipated to be needed to induce a detectable antibody response in diagnostic tests.” In your future filings, as applicable, please disclose the quoted portions of your response and provide support for your belief that the treated but unremoved pathogens would not be present in sufficient quantities to induce an immunological response that upon testing would show positive antibody results for the inactivated pathogens such as HIV, HBV and HCV.

Response:

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to include the portions of our response to the Staff’s Prior Letter noted by the Staff and will provide support for such belief.

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Please do not hesitate to contact me at (925) 288-6116 or Kevin Green at (925) 288-6138, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Howard G. Ervin
Howard G. Ervin
Vice President, Legal Affairs
Cerus Corporation

cc:	Kevin D. Green, Vice President, Finance and Chief Accounting Officer, Cerus Corporation

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP